Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below) and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto. The Offeror (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Offeror becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, the Offeror will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, the Offeror cannot do so, the Offeror will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Amber Road, Inc.

at

$13.05 Per Share, Net in Cash

Pursuant to the Offer to Purchase dated June 3, 2019

by

Chicago Merger Sub, Inc.

an indirect wholly owned subsidiary of

Eagle Parent Holdings, LLC

Chicago Merger Sub, Inc., a Delaware corporation (the “Offeror”), and an indirect wholly owned subsidiary of Eagle Parent Holdings, LLC, a Delaware limited liability company (“Parent”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Amber Road, Inc., a Delaware corporation (“Amber Road”), at a purchase price of $13.05 per Share, net to the holders thereof, payable in cash, without interest and less any applicable tax withholding (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 3, 2019 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, in accordance with the Merger Agreement described below, collectively constitute the “Offer”). Following the consummation of the Offer, and subject to the conditions described in the Offer to Purchase, the Offeror intends to effect the Merger described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M. EASTERN TIME ON JULY 1, 2019 UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The purpose of the Offer is for Parent, through the Offeror, to acquire control of, and ultimately the entire equity interest in, Amber Road. Parent and the Offeror are controlled by certain equity funds managed by Insight Venture Management, LLC, a Delaware limited liability company.

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of May 12, 2019, by and among Amber Road, Parent, the Offeror and, solely for purposes of Section 9.17, E2open, LLC (as it may be amended from time to time, the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Offeror will merge with and into Amber Road, with Amber Road surviving as an indirect wholly owned subsidiary of Parent (the “Merger”), and each issued and outstanding Share will (other than Shares (i) owned by Parent, the Offeror or any other wholly owned subsidiary of Parent, or Shares owned by Amber Road or any Amber Road subsidiary, or (ii) held by a holder who has properly exercised appraisal rights of such Shares in accordance with Section 262 of the Delaware General Corporation Law (“DGCL”)) at the effective time of the Merger, be cancelled and converted into the right to receive an amount in cash equal to the Offer Price. As a result of the Merger, the Shares will cease to be publicly traded, and Amber Road will become an indirect wholly owned subsidiary of Parent. The Offer, the Merger and the other transactions contemplated by the Merger Agreement, but excluding, in any event, the related financing, are collectively referred to as the “Transactions.” The Merger Agreement is more fully described in Section 12—“Transaction Documents” of the Offer to Purchase.

In addition to the Merger Agreement, on May 12, 2019, Parent and the Offeror entered into Tender and Support Agreements with the following stockholders of Amber Road: Altai Capital Management, LLC (“Altai”), James Preuninger, Rudy Howard, Pamela Craven, Barry Williams, and Ralph Faison (collectively, the “Support Agreements”). Each of these stockholders agreed, pursuant to the Support Agreements, to tender all Shares now held or hereafter acquired by them in the Offer, subject to the terms and conditions set forth in the Support Agreement. As of May 12, 2019, Altai beneficially owned 2,464,916 Shares; James Preuninger, who is a director and the Chief Executive Officer of Amber Road, beneficially owned 3,256,129 Shares; Rudy Howard, who is a director of Amber Road, beneficially owned 149,733 Shares; Barry Williams, who is a director of Amber Road, beneficially owned 90,170 Shares; Pamela Craven, who is a director of Amber Road, beneficially owned 79,573 Shares; and Ralph Faison, who is a director of Amber Road, beneficially owned 28,690 Shares, which collectively amount to approximately 17.4% of all Fully Diluted Shares. “Fully Diluted Shares” means all issued and outstanding Shares (including any time-based vesting restricted stock unit awards of Amber Road or performance-based vesting restricted stock unit awards of Amber Road), together with the aggregate number of Shares that Amber Road may be required to issue upon conversion, settlement or exercise of all then-outstanding stock options to purchase Shares for which Amber Road has received notices of exercise or conversion prior to the expiration of the Offer.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the following: (a) the number of Shares validly tendered and not validly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures) together with any Shares beneficially owned by Parent or any wholly owned subsidiary of Parent, being equal to at least a majority of the fully diluted Shares then outstanding (the “Minimum Condition”), (b) the approval or waiting period applicable to the consummation of the Offer or the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (or any extension thereof), having expired or early termination thereof having been granted, (c) no governmental body of competent jurisdiction having enacted, entered, promulgated or enforced any law or issued any order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits the Offer or the consummation of the Merger, (d) there not having occurred a Material Adverse Effect since the date of the Merger Agreement, (e) the accuracy of Amber Road’s representations and warranties contained in the Merger Agreement, (f) Amber Road’s compliance with, or performance of, in all material respects all obligations required to be performed by it under the Merger Agreement on or prior to the applicable date, (g) Parent’s receipt of a certificate signed on behalf of Amber Road by a senior executive officer of Amber Road certifying that the conditions described in (e) and (f) have been met and (h) the Merger Agreement’s not having been terminated in accordance with its terms ((a) through (h) each an “Offer Condition”).

The Offer will expire at the Expiration Date. The term “Expiration Date” means one minute after 11:59 p.m., Eastern Time, on July 1, 2019, unless the Offer is extended or earlier terminated, in which event the term “Expiration Date” will mean the latest time and date at which the offering period of the Offer, as so extended by the Offeror, will expire. Shares tendered pursuant to the Offer may be withdrawn by following the procedures set forth in Section 4—“Withdrawal Rights” of the Offer to Purchase for withdrawing Shares in a timely manner, at any time on or prior to the Expiration Date, and, if not previously accepted for payment at any time, after August 2, 2019, the date that is 60 days after the date of the commencement of the Offer, pursuant to Securities and Exchange Commission (“SEC”) regulations.

The Board of Directors of Amber Road (the “Amber Road Board”) unanimously (a) determined that the Merger Agreement and the Transactions are fair to, and in the best interest of, Amber Road and its stockholders, (b) declared it advisable to enter into the Merger Agreement, (c) approved the execution, delivery and performance by Amber Road of the Merger Agreement and the consummation of the Transactions, (d) resolved that the Merger may be effected pursuant to Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following Offeror’s acceptance for payment of all Shares validly tendered pursuant to the Offer (the “Offer Acceptance Time”) and (e) resolved to recommend that the stockholders of Amber Road tender their Shares to Parent or the Offeror, as applicable, pursuant to the Offer, and to include the Amber Road Board’s recommendation in the Schedule 14D-9 when disseminated to Amber Road’s stockholders. For the reasons described in Amber Road’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC in connection with the Offer, the Amber Road Board has unanimously recommended that Amber Road’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

If the Offer is consummated, the Offeror and Amber Road will, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, consummate the Merger under the provisions of Section 251(h) of the DGCL without prior notice to, or any action by, any other stockholder of Amber Road, as soon as practicable following the consummation of the Offer, but in any event no later than the date of, and immediately following, the Offer Acceptance Time (unless another date is agreed to in writing by Parent and Amber Road).

Subject to the terms and conditions of the Merger Agreement, and provided that the Merger Agreement has not been terminated in accordance with its terms, (a) if as of the scheduled Expiration Date any Offer Condition is not satisfied and has not been waived by Parent or the Offeror, to the extent waivable, (A) the Offeror may, in its sole discretion, extend the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension (or such shorter or longer period as Parent, the Offeror and Amber Road may agree or as required by applicable law, any interpretation or position of the SEC, the staff thereof or any rules and regulations of New York Stock Exchange (“NYSE”) applicable to the Offer), to permit such Offer Condition to be satisfied and (B) the Offeror will extend the Offer from time to time for the minimum period required by applicable law, any interpretation or position of the SEC, the staff thereof or any rules and regulations of NYSE applicable to the Offer; or (b) if as of the scheduled Expiration Date any Offer Condition is not satisfied and has not been waived, at the request of Amber Road, the Offeror will extend the Offer on one or more occasions for one or more extension periods of at least five (5) business days each, up to and including midnight, Eastern Time on September 9, 2019 (the “Termination Date”); provided that if at any scheduled Expiration Date the only unsatisfied Offer Condition (other than the Offer Conditions which by their nature are to be satisfied at the Expiration Date) is the Minimum Condition, then the Offeror shall not be required to extend the Offer for more than a total of twenty (20) business days in the aggregate.

In no event will the Offeror: (a) be required to extend the Offer beyond the earlier to occur of (i) the valid termination of the Merger Agreement in accordance with its terms and (ii) the Termination Date (such earlier occurrence, the “Extension Deadline”) or (b) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Amber Road.

Any extension of the Offer, waiver, amendment of the Offer, delay in acceptance for payment or payment or termination of the Offer will be followed promptly by public announcement thereof, the announcement in the case of an extension to be issued not later than 9:00 a.m., New York City, Time on the next business day after the previously scheduled Expiration Date. The Offeror expressly reserves the right (but is not obligated), in whole or in part, to increase the Offer Price, to waive any Offer Condition or to make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement (other than as described below), provided that the Minimum Condition and certain other terms and conditions of the Offer described in the Offer to Purchase may be waived or modified by the Offeror only with the prior written consent of Amber Road.

In order to tender your Shares in the Offer, you must (a) follow the procedures described in Section 3—“Procedures for Tendering Shares” of the Offer to Purchase or (b) if your Shares are held through a broker, dealer, commercial bank, trust company or other nominee, contact such nominee and request that they tender your Shares. If your Shares are held through a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your Shares. If you desire to tender Shares, and certificates evidencing your Shares are not immediately available, or if you cannot comply with the procedures for book-entry transfer described in the Offer to Purchase on a timely basis, or if you cannot deliver all required documents to Continental Stock Transfer and Trust (the “Depositary and Paying Agent”) prior to the expiration of our Offer, you may tender your Shares by following the procedures for guaranteed delivery set forth in Section 3—“Procedures for Tendering Shares” of the Offer to Purchase.

For purposes of the Offer, the Offeror will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not validly withdrawn if and when the Offeror gives oral or written notice to the Depositary and Paying Agent of its acceptance for payment of those Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary and Paying Agent, which will act as agent for the tendering stockholders for purposes of receiving payments from the Offeror and transmitting those payments to the tendering stockholders. The Offeror will pay for Shares pursuant to the Offer (net to the seller in cash, without interest and less any applicable tax withholding) only after timely receipt by the Depositary and Paying Agent of (a) certificates for (or a timely confirmation of a book-entry transfer of Shares into the Depositary and Paying Agent’s account at the Depository Trust Company (the “DTC”) with respect to) those Shares, (b) a Letter of Transmittal (or, with respect to eligible institutions, a manually executed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an agent’s message in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates or book-entry confirmations with respect to their Shares are actually received by the Depositary and Paying Agent. Under no circumstances will interest be paid by the Offeror on the purchase price of Shares, regardless of any extension of the Offer or any delay in making that payment.

Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date, and if not previously accepted for payment at any time, after August 2, 2019, the date that is 60 days after the date of the commencement of the Offer, pursuant to SEC regulations, in each case only in accordance with the procedures described in Section 4—“Withdrawal Rights” of the Offer to Purchase; otherwise, the tender of Shares pursuant to the Offer is irrevocable.

All questions as to the form and validity (including time of receipt) of a tender or a notice of withdrawal will be determined by the Offeror, in its reasonable discretion, which determination will be final and binding absent a finding to the contrary by a court of competent jurisdiction. No tender or withdrawal of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Parent, the Offeror or any of their respective affiliates or assigns, the Depositary and Paying Agent, Georgeson (the “Information Agent”), or any other person will be under any duty to give notification of any defects or irregularities in any tender of Shares or notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in the Offer to Purchase at any time prior to the Expiration Date. For a withdrawal of Shares to be effective, a written or, with respect to eligible institutions, facsimile transmission, notice of withdrawal with respect to the Shares must be timely received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered those Shares. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary and Paying Agent, the name of the registered owner and the serial numbers shown on those certificates must also be furnished to the Depositary and Paying Agent prior to the return of the Shares. If a stockholder tenders Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, the stockholder must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of those Shares.

The receipt of cash in exchange for Shares pursuant to the Offer and the Merger generally will be taxable for U.S. federal income tax purposes, under applicable state and local tax laws, and may be taxable under other tax laws. All Amber Road stockholders should consult with their tax advisors as to the particular tax consequences to them of the Offer and the Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Upon the request of the Offeror, Amber Road has provided to the Offeror its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase, the related Letter of Transmittal and Amber Road’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of Amber Road Board and the reasons therefor) contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent at its address and telephone numbers set forth below and will be furnished promptly at the Offeror’s expense. Neither Parent nor the Offeror will pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee (other than to the Depositary and Paying Agent and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Banks, Brokers and Stockholders

Call Toll-Free (800) 561-2871

June 3, 2019